Filed by Menlo Therapeutics Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No. 001-36621

Investor Presentation | December 20, 2019 A Compelling Dermatology Combination

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo Therapeutics Inc. (“Menlo”) or Foamix Pharmaceuticals Ltd. (“Foamix”) may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. This presentation concerns product candidates that are under clinical investigation. None of such product candidates have been approved for marketing by the FDA or the EMA, and such product candidates are currently limited to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated.

Transaction Highlights Strategic combination expected to create a scaled player in the dermatological space with enhanced financial profile Merger creating a stronger dermatology focused company Enhances the combined company’s late stage pipeline and commercial opportunity Strong balance sheet with cash through H1 2021 Acquisition of unique asset (serlopitant) with near-term potential value creating catalysts Enrollment completed for two Phase III clinical trials for pruritus associated with Prurigo Nodularis (“PN”) – results expected in March / April 2020 “Orphan-like” disease with ~ 200k patients treated and estimated prevalence of 0.5-1mm in US No FDA approved treatments for PN and dermatologists see acute need for new therapy Granted “Breakthrough Therapy” designation for PN in January 2019 Durability of asset via other potential indications, although primary focus will remain on PN indication in near term Creates a new leader in Dermatology Platform-based company + Indication-based company = more complete & diversified product portfolio with pipeline to support durability of franchises Merger structure results in combined company domicile in Delaware

Strategic Rationale

Combination expected to create a scaled player in the dermatological space with enhanced financial profile

1. **Value creation through greater future earnings momentum (1+1=3+ earnings synergy)**
   - Potential of 3 product launches within next 24 months (each, anticipated $100mm+ revenue)
   - HCP target overlap ~ 80% for acne, rosacea, and PN
   - Leverage of singular commercial infrastructure enables faster revenue ramp and improved profitability
2. **Significant opportunity to leverage commercial infrastructure for multiple product launches**
   - AMZEEQ™: (minocycline) topical foam, 4%, for treatment of moderate-to-severe acne, approved October with planned launch in January, 2020
   - FMX103: topical minocycline foam for treatment of moderate-to-severe rosacea PDUFA June 2020 and potential launch Q4, 2020
   - Serlopitant for PN: anticipated NDA filing 2H 2020 and potential launch 2H 2021
3. **Significant cost synergies + improved balance sheet with extended cash runway**
   - Combined company savings projected to be >$50mm/yr beginning 2021 through elimination of duplicate functions & infrastructure
   - Opportunities to partner products OUS
   - Combined cash from transaction creates combined entity with expected cash runway through 1H 2021
   - Larger company will potentially have better access to capital markets reducing the cost of capital

4

foamix® Pharmaceuticals Menlo Therapeutics

Combination Overview Strategic combination expected to create a scaled player in the dermatological space with enhanced financial profile Terms Stock-for-Stock transaction Each holder of Foamix shares will receive Menlo shares based on the results of the two Phase III trials of Serlopitant in PN 0.5924 Menlo shares per Foamix share if both trials are successful (59% ownership) In the event of partial success or failure, the transaction structure will be amended to reflect different ownership levels (depending on timing of results and closing, the adjustment will either be at closing or in the future through a contingent value right). In the following scenarios, each holder of Foamix shares will receive: 1.2739 Menlo shares per Foamix share if one trial fails to meet its primary endpoint (76% ownership) 1.8006 Menlo shares per Foamix share if both trials fail to meet their primary endpoints (82% ownership) Pro Forma Combined Cash Position $169mm as of September 30, 2019(1) Cash runway expected through 1H 2021 Board of Directors 7 person board (5 from Foamix; 2 from Menlo Therapeutics) Management Foamix management to run the combined entity headquartered in New Jersey Transaction Close Expected in March 2020 Pro forma cash balance as of September 30, 2019. 1

Diversified Dermatology-Focused Pipeline with Near Term Milestones

Company	Program	Preclinical	Phase I	Phase II	Phase III	Approved / Marketed	Key Milestones
foamix Pharmaceuticals	AMZEEQ (minocycline) topical foam, 4% (formerly, FMX101)	✓	✓	✓	✓	✓	• NDA approval of first topical minocycline
foamix Pharmaceuticals	FMX103 moderate-to-severe papulopustular rosacea	✓	✓	✓	✓		• NDA submitted in August 2019 • PDUFA June 2nd, 2020
foamix Pharmaceuticals	FCD105 moderate-to-severe acne vulgaris	✓	✓	✓			• Phase II FPI Q3 2019 • TLR anticipated mid-2020
Menlo Therapeutics	Prurigo Nodularis Pruritus	✓	✓	✓	✓		• Phase III TLR anticipated March/April 2020
Menlo Therapeutics	Psoriasis Pruritus	✓	✓	✓			• Phase II completed
Menlo Therapeutics	Chronic Pruritus of Unknown Origin	✓	✓	✓			• Ph II TLR anticipated late-Feb 2020

Safety and efficacy of these investigational products have not been established. There is no guarantee that pipeline products will receive FDA approval or become commercially available.

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Prurigo Nodularis

Prurigo Nodularis (PN) occurs along with chronic pruritus and presents with symmetrically distributed intensively itchy papules, nodules and/or plaques

- Prurigo nodularis is a severely pruritic chronic skin disorder
- Characterized by multiple, firm, itchy inflamed skin nodules typically found on a patient's arms, legs and trunk
- Results from a vicious cycle of repeated itching and scratching
- Itching sensation is extreme and often leads to scratching to the point of bleeding and pain
- Primarily effects older adults
- Topical agents (eg: corticosteroids, calcineurin inhibitors) commonly used as first-line therapies for PN with limited effectiveness
- **No approved therapies in US or EU**

Clinical Presentation of PN



Image courtesy of Prof. Sonja Stander, University Munster

Serlopitant is a once-daily, highly selective oral small molecule NK1 Receptor Antagonist, being developed for the treatment of pruritus associated with PN

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foamix® Pharmaceuticals Menlo Therapeutics

Serlopitant PII Study Results (N=127) Met the primary endpoint and multiple secondary endpoints. Approximately 50% of subjects met the Phase 3 responder criterion (at least a 4-point improvement in WI-NRS) at Week 8. Four Point Responder Analysis (Week 8) Phase 2 Primary Endpoint: Change From Baseline (Week 8) Worst Itch NRS Average Itch VAS VAS: Visual Analogue Scale WI-NRS: Worst Itch-Numerical Rating Scale

Ongoing NULARIS PIII Studies in PN

Phase 3 Design

N=285 US study (1:1)
N=295 EU study (1:1)

- Presence of PN ≥ 6 weeks.
- ≥ 10 PN nodules on at least 2 anatomical areas.
- WI-NRS score ≥7 within 24hr of screening visit.
- Exclusion of active non-PN pruritic skin disease.
- One primary endpoint: WI-NRS 4-pt responder rate at Week 10.



MTI-105
(46 US sites)
Serlopitant 5mg, N=140
Placebo, N=140
MTI-106
(39 EU sites)
Serlopitant 5mg, N=140
Placebo, N=140
Serlopitant 5mg, N>*450* (PN, atopic dermatitis and psoriasis subjects)
MTI-107
(US & EU sites)
2-4 week screening
10 week treatment
3-5 week follow-up
52 week treatment
5 week follow-up

Clinical Status and Milestones

Phase 3: Subject enrollment complete for both MTI-105 and MTI-106 with topline results expected March/April 2020.

foamix® Pharmaceuticals Menlo Therapeutics

9

AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non-nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use:  This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug-resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. Select Important Safety Information Adverse Reactions: The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please visit www.amzeeq.com for important safety for full prescribing information.

Minocycline is Well Established as an Efficacious Acne Treatment

Minocycline (Est. 1972):

- Broad-spectrum bacteriostatic antibiotic commonly used for the treatment of acne vulgaris
- Previously only available in orally administered formulation

Minocycline is known for its efficacy in treating acne:

- Anti-inflammatory mechanism
- Impact on Cutibacterium acnes
- Systemic related side effects may limit broader use

Topical administration challenge:

- Minocycline degrades rapidly in the presence of water and protic solvents
- No topical formulation feasible for nearly 50 years

Molecule Stabilizing Technology (MST)™

Novel Molecule Stabilizing Technology (MST)™ Delivery


amzeeq™
(minocycline)
topical foam, 4%

- Stabilizes hydrophobic molecules
- Surfactant & irritant free formulation maintains barrier function, improves tolerability and compliance[1]
- Low mechanical sheer enhances spreadability
- Being investigated to deliver unstable drugs that have proven difficult to formulate topically
- Oil-based excipients may instigate sebum dissolution[2]
- Targets delivery of minocycline directly into the pilosebaceous unit[2]

(1) Hazot Y, et al. J Anal Pharm Res. 2017;4(5):00117. (2) Data on file.

foamix® Pharmaceuticals Menlo Therapeutics

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AMZEEQ Phase 3 Efficacy Results in Moderate to Severe Acne

AMZEEQ Phase 3 Efficacy Results in Moderate to Severe Acne

ANCOVA, ITT population, multiple imputation FMX103 Phase 3 Study Results Studies in Papulopustular Rosacea Studies FX2016-11 and FX2016-12

ANCOVA, ITT population, multiple imputation FMX103 Phase 3 Study Results Studies in Papulopustular Rosacea Studies FX2016-11 and FX2016-12

Commercial Opportunities

Attractive Commercial Opportunity in PN



~500k – 1m patients in US(1)
~200k PN patients treated each year(1)
On therapy two to six months per year(2)
$900–$2,400 per month(3)

- 75% of PN patients are diagnosed by a dermatologist
- ~5k derms treat majority of PN patients
- Estimated 50 person field force could reach high-prescribing derms
- If approved, serlopitant would be first to market in PN
- Will explore opportunities to partner OUS

1. IQvia.estimate for 2017.
2. Menlo internal estimate.
3. Estimates based on company payer research and symptom relief analogs

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foamix® Pharmaceuticals Menlo Therapeutics

Acne Market Size1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18- weighted 18M Brand vs. Generic Acne TRx Volume 2018 Generic 12.9M 71% Brand 5.2M 29% Brand vs. Generic Acne $ Volume 2018 Generic $1.7B 33% Brand $3.4B 67% $5.2B

Rosacea Market Size1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18- weighted 5M Brand vs. Generic Rosacea TRx Volume 2018 Generic 3.4M 72% Brand 1.3M 28% Brand vs. Generic Rosacea $ Volume 2018 Generic $454.8M 37% Brand $759.2M 63% $1.2B

AMZEEQ™ Targeting Approach

Patient Claims based targeting strategy enables Foamix to narrow the acne diagnosing HCP field from >170k to a select ~6k providers (3%) while capturing the majority of the promotable TRx and Patient market volumes.

Patient Claims Based Targeting Strategy

Focusing on select HCPs that can deliver significant impact at launch. Prioritized via choice screening measures:

- acne diagnosed patient volume
- acne TRx volume
- preference for a brand vs. generic
- early adoption preference



3%
>170k
97%
~6k
HCP
Target List
67%
Acne
Sufferers
73%
Acne
TRx

20

Source: Symphony Integrated Dataverse (IDV) Patient Claims Database, Time Period: 24 months ending Feb '19 foamix® Pharmaceuticals Menlo Therapeutics

Territory Mapping using Patient Concentrations Sales territories aligned to capture majority of acne patients, resulting in 51 territories and 6 regions. Mapping of Targeted Patients Concentrations across US States

~80% of PN and rosacea patients overlap with Foamix Sales Force alignment Internal infrastructure, data resources, and expertise leverageable to launch successfully Given small patient size and significant unmet need, expect orphan-like pricing flexibility for serlopitant Opportunity to Leverage Commercial Infrastructure Prurigo Nodularis Patients Acne Patients Rosacea Patients Field Force Overlap

Opportunity to Leverage Commercial Infrastructure

AMZEEQ

- **Launch in January 2020**
- 50 million people of US [1]
  - Prevalence age 12-24
  - Moderate-to-severe acne affects ~10 million people in the US
- >14 million physician visits per year for treatment of acne [2]

FMX103

- **PDUFA in June 2020**
- Rosacea is a chronic inflammatory disorder that affects ~16 million adults in the US [3]
  - Prevalence age 30-60
  - More common in Caucasian population

Serlopitant (PN)

- **File NDA in 2H'2020**
- Prurigo Nodularis (PN) is a chronic intensely pruritic skin condition where scratching leads to nodules which lead to more itch
- No approved therapies in US or EU
- Attractive commercial opportunity with 500K – 1m patients in US [4]
- Will explore opportunities to partner OUS

Shared Infrastructure

Sales Force	Convention Advertising	Media Purchasing	Internal Infrastructure	Sample Management
Trade & Distribution Apparatus	Data Purchasing	Field Reimbursement Team	Field Medical Team	Medical Communications

The Combined Company's AMZEEQ Salesforce can Support these Products with Minimal Additional Investment

1. Symphony Health Solutions IDV Vantage, October 2018.
2. AAD. Acne Stats and Facts. www.aad.org/media-resources/stats-and-facts/conditions. Accessed March 30, 2016. GlobaData, EpiCast. Acne Vulgaris Epidimiology Forecast to 2022; 30-34.; Mancini AJ. Adv Stud Med. 2008;8:100-105.
3. National Rosacea Society. Rosacea Review; Winter 2010. http://www.rosacea.org/rr/2010/winter/article_1.php. Accessed May 16, 2016.
4. Internal Menlo Therapeutics estimates.

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foamix® Pharmaceuticals Menlo Therapeutics

Multiple Potential Value-Creating Catalysts in Next 12 Months Q1’2020 Q2’2020 Q3’2020 Q4’2020 AMZEEQ Commercial Launch (January 2020) FMX103 PDUFA (June 2020) FCD105 Top-Line Data (Mid-2020) Serlopitant CPUO Phase II Data (late-Feb 2020) Serlopitant PN Phase III Data (March / April 2020) Serlopitant Pruritus Associated with PN NDA Filing (2H’2020) FMX103 Commercial Launch (4Q 2020)

A Compelling Dermatology Combination Source: Cash balance as of September,30, 2019, respectively. Combined Approved / Marketed Commercial Products AMZEEQ™ (formerly FMX101) ü Near-Term Commercial Products FMX103 Serlopitant (PN) ü Clinical Pipeline FCD105 Other Indications ü Platform Technology ü ü Enhanced Financial Position (1) $76 million $93 million $169 million

Appendix – Merger Consideration and Capitalization Q&A

*We currently expect that the merger will close before the results for Menlo’s Phase III trials for pruritus associated with PN are delivered. Therefore, we expect (i) the exchange ratio at closing to reflect an exchange ratio for “full success” for the Phase III trials, resulting in 60.3M shares outstanding (assuming a closing date of March 9, 2020) and (ii) a contingent stock right will be issued for each ordinary share of Foamix. The outcome of those Phase III results will dictate whether the contingent stock rights will result in additional Menlo shares being issued to former Foamix shareholders, and the number of shares that Foamix shareholders will ultimately receive in the merger (and thus, number of outstanding shares in the Combined Company). If the results are not “full success” or if any of the Phase III trial results are not delivered before May 31, 2020, Foamix shareholders will receive additional shares in the Combined Company as more fully explained in the S-4 registration statement and, accordingly, the number of outstanding shares will change and market cap of the Combined Company may change. The foregoing table is presented for illustrative purposes only and readers are cautioned not to place undue reliance on the information presented. The actual stock price will depend on a variety of factors and no assurance can be made that any of the illustrative share prices or illustrative market caps presented will be achieved. Q: What will the Combined Company market cap be at closing? Illustrative Closing Share Price $4.00 $6.00 $8.00 $10.00 Illustrative Market Cap Assuming Full Success (60.3M* outstanding shares) $241M $362M $482M $603M We cannot predict exactly what the market cap will be at closing, but it will based on the stock price of the Combined Company’s shares and the Combined Company’s total number of shares outstanding, as demonstrated in the example below. As of November 4, 2019, Menlo had 24.0M shares outstanding and Foamix had 61.3M shares outstanding. On the closing date, we expect that the Combined Company will have approximately 60.3M* shares outstanding.

Q: How many shares outstanding will the Combined Company have following Menlo’s Phase III results for PN? As of November 4, 2019, Menlo had 24.0M shares outstanding and Foamix had 61.3M shares outstanding. Based on these numbers, and assuming the results are delivered before May 30, 2010, we expect that the Combined Company will have the following approximate number of shares outstanding*: Assuming “full success” – 60.3M shares outstanding Assuming “partial success” – 102.0M shares outstanding Assuming “failure” – 134.3M shares outstanding * We currently expect that the merger will close before the results for Menlo’s Phase III trials for pruritus associated with PN are delivered. Therefore, we expect (i) the exchange ratio at closing to reflect an exchange ratio for “full success” for the Phase III trials, resulting in 60.3M shares outstanding (assuming a closing date of March 9, 2020) and (ii) a contingent stock right will be issued for each ordinary share of Foamix. The outcome of those Phase III results will dictate whether the contingent stock rights will result in additional Menlo shares being issued to former Foamix shareholders, and the number of shares that Foamix shareholders will ultimately receive in the merger (and thus, number of outstanding shares in the Combined Company). If the results are not “full success” or if any of the Phase III trial results are not delivered before May 31, 2020, Foamix shareholders will receive additional shares in the Combined Company as more fully explained in the S-4 registration statement and, accordingly, the number of outstanding shares will change and market cap of the Combined Company may change.

Q: If I have 100 shares of FOMX, what will I receive in the merger? What will those shares be worth? * The foregoing table is presented for illustrative purposes only and readers are cautioned not to place undue reliance on the information presented. The actual stock price will depend on a variety of factors and no assurance can be made that any of the illustrative share prices or share values presented will be achieved. A: The number of shares you receive will depend on the results of Menlo’s Phase III trials for pruritus associated with PN, assuming the trial results are delivered as expected before May 31, 2020. You will receive cash for any fractional shares. Foamix Shares Menlo results in PN trials Combined Company Shares 100 Full success 59 shares (plus cash for 0.24 of a share) 100 Partial success 127 shares (plus cash for 0.39 of a share) 100 Failure 180 shares (plus cash for 0.06 of a share) Illustrative Closing Share Price* $4.00 $6.00 $8.00 $10.00 Your Shares 59 59 59 59 Your Illustrative Share Value* $236 $354 $472 $590 A: We cannot predict the exact market value of your shares, but the value will depend on the share price of the Combined Company at closing, as demonstrated in the “full success” example below.

Additional Information and Where to Find It Menlo has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation This press release does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings. 30